

November 8, 2013

Via U.S. mail
Conrad R. Huss
Chief Executive Officer
Brazil Gold Corp.
850 3rd Avenue
Suite 16C
New York, NY 10022

>   **Re: Brazil Gold Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 31, 2013**
>   **File No. 001-33714**

Dear Mr. Huss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in August 2013 you increased your authorized common stock from 250 million to 950 million. Please provide additional disclosure explaining why you need to increase your authorized common stock again so soon. We note your disclosure that the additional shares are necessary to satisfy your obligations under certain financing arrangements. Please provide additional detail regarding these financing arrangements including the names of your lenders, the dates you entered into the financing arrangements and the material terms (e.g., duration, interest rates and conversation ratio). Moreover, please provide tabular disclosure of the number of shares of common stock issuable upon conversion of the debt underlying these financing arrangements on a note-by-note basis. For example, in your Annual Report on Form 10-K for the year-ended December 31, 2012 you disclosed the issuance of several convertible promissory notes

during July through September 2013, please specify whether these notes are the financing arrangements that have triggered the need for this increase in authorized.

2. Please provide disclosure regarding the potential dilutive effects of the increase in authorized, any impact it may have on voting power and anti-takeover effects

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director